UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

Commission File Number: 000-54516

Emera Incorporated

(Exact name of registrant as specified in its charter)

1223 Lower Water Street

Halifax NS B3J 3S8

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Emera Incorporated Notice of Annual Meeting of Common Shareholders Thursday, May 24, 2018 and Amended Management Information Circular

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMERA INCORPORATED

Date: April 4, 2017	By:	/s/ Stephen Aftanas
Name: Stephen D. Aftanas
Title: Corporate Secretary

EXPLANATORY NOTE

April 2, 2018

On March 16, 2018 Emera Incorporated (“Emera”) filed its Management Information Circular.

Emera is filing an amended version of the Management Information Circular to correct an error on page 8 of the document. In the personal details of Director nominee, Sylvia Chrominska, Age: 65 has been amended to read Age: 66.